UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

PLx Pharma, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

72942A107
(CUSIP Number)

Grace Jimenez c/o Park West Asset Management LLC 900 Larkspur Landing Circle, Suite 165 Larkspur, CA 94939 Telephone Number: (415) 524-2900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 9, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [x].

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 72942A107
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Park West Asset Management LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions):
(a) [ ]
(b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions): AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6. Citizenship or Place of Organization: Delaware

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	2,388,475*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	2,388,475*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 2,388,475*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ]
13. Percent of Class Represented by Amount in Row (11): 9.9%*

14. Type of Reporting Person (See Instructions): IA

*See Item 5 for additional information.

CUSIP No. 72942A107
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Park West Investors Master Fund, Limited

2. Check the Appropriate Box if a Member of a Group (See Instructions):
(a) [ ]
(b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions): WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6. Citizenship or Place of Organization: Cayman Islands

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	2,388,475*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	2,388,475*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 2,388,475*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ]
13. Percent of Class Represented by Amount in Row (11): 9.9%*

14. Type of Reporting Person (See Instructions): CO

*See Item 5 for additional information.

CUSIP No. 72942A107
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Peter S. Park

2. Check the Appropriate Box if a Member of a Group (See Instructions):
(a) [ ]
(b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions): AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6. Citizenship or Place of Organization: United States of America

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	2,388,475*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	2,388,475*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 2,388,475*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ]
13. Percent of Class Represented by Amount in Row (11): 9.9%*

14. Type of Reporting Person (See Instructions): IN

*See Item 5 for additional information.

EXPLANATORY NOTE

This Amendment No. 4 (this “Amendment”) is being jointly filed by (i) Park West Asset Management LLC (“PWAM”), a Delaware limited liability company and the investment manager to (a) Park West Investors Master Fund, Limited (“PWIMF”), a Cayman Islands exempted company and (b) Park West Partners International, Limited (“PWPI” and, collectively with PWIMF, the “PW Funds”), a Cayman Islands exempted company; (ii) PWIMF; and (iii) Peter S. Park, as the sole member and manager of PWAM (“Mr. Park” and, collectively with PWAM and PWIMF, the “Reporting Persons”).

This Amendment amends the Schedule 13D filed with the Securities Exchange Commission (the “SEC”) on November 20, 2017, as amended by Amendment No. 1 to such Schedule 13D filed with the SEC on December 31, 2018 (“Amendment No. 1”), as further amended by Amendment No. 2 to such Schedule 13D filed with the SEC on March 1, 2019 (“Amendment No. 2,”), as further amended by Amendment No. 3 to such Schedule 13D filed with the SEC on May 20, 2020 (“Amendment No. 3” and together with Amendment No. 1 and Amendment No. 2, the “prior Schedule 13D” and as amended hereby, this “Schedule 13D”), relating to the shares of common stock, par value $0.001 per share (the “Common Stock”), of PLx Pharma, Inc., a Delaware corporation (the “Issuer”). Except as set forth below, the prior Schedule 13D remains in effect, and capitalized terms used herein but not defined herein have such respective meanings as defined in the prior Schedule 13D. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the exhibits attached hereto is expressly incorporated herein by reference and the response to each Item of this Schedule 13D is qualified in its entirety by the provisions of such exhibits.

This Amendment hereby amends Item 4, Item 5, Item 6 and Item 7 of the prior Schedule 13D as follows:

Item 4.	Purpose of Transaction

Item 4 of the prior Schedule 13D is amended and supplemented by adding the information below:

Sales Agency Agreement

On June 7, 2021, the PW Funds entered into a Sales Agency Agreement (the “Sales Agency Agreement”) with Raymond James & Associates, Inc. (the “Sales Agent”), pursuant to which the Sales Agent agreed to serve as the PW Fund’s exclusive agent with respect to the placement of up to 3,000,000 shares of the Issuer’s Common Stock issuable upon conversion of certain shares of Series A Preferred Stock and Series B Preferred Stock held by the PW Funds. Pursuant to the Sales Agency Agreement between the PW Funds and the Sales Agent, the Sales Agent agreed to sell such shares in exchange for a commission of 4.0% of the gross price of the shares sold, plus reimbursement of up to $35,000 in expenses. Under the Sales Agency Agreement, the PW Funds also agreed to a contractual lock-up for a period beginning on the date of the Sales Agency Agreement and ending 180 days after the closing date of the sale, during which time the PW Funds agreed not to directly or indirectly sell, offer or contract to sell any shares of the Issuer’s Common Stock held by the PW Funds except pursuant to the Sales Agency Agreement and not to enter into any swap or other agreement that transfers, in whole or in part, directly or indirectly, the economic consequences of ownership of the Issuer’s Common Stock.

On June 9, 2021, the Sales Agent consummated the sale of 3,000,000 shares of the Issuer’s Common Stock pursuant to the Sales Agency Agreement. Immediately prior to the sale, the PW Funds converted an aggregate of (i) 2,358 shares of Series A Preferred Stock into an aggregate of 1,064,517 shares of Common Stock, and (ii) 5,636 shares of Series B Preferred Stock into an aggregate of 1,935,483 shares of Common Stock. The sale was completed on June 11, 2021, and no further sales may be made by the PW Funds for a period of 180 days from the date of the sale.

Pursuant to the Series A Certificate of Designations and the Series B Certificate of Designations (collectively, the “Certificate of Designations”), the Issuer was required to pay dividends quarterly in arrears on the last day of March, June, September and December in each year, commencing upon the date of issuance and ending upon the date the U.S. Food and Drug Administration has approved the New Drug Applications for certain of the Issuer’s products, which occurred on March 1, 2021. As a result, pursuant to the Certificate of Designations, an adjustment to the applicable conversion price has been made to each of the Series A Preferred Stock and the Series B Preferred Stock, such that after adjustment the number of shares of Common Stock into which such shares of Series A Preferred Stock and Series B Preferred Stock are convertible equals the aggregate number of shares of Common Stock into which such shares, plus any in-kind dividends in respect of such shares, would have been convertible if such dividends had all been paid in kind, in additional shares of Series A Preferred Stock or Series B Preferred Stock, as applicable, prior to the conversion date. As a result of these adjustments, the conversion price of the Series A Preferred Stock has been reduced to $2.2155 per share from $2.60 per share, and the conversion price of the Series B Preferred Stock has been reduced to $2.9125 per share from $3.10 per share.

The summary of the Sales Agency Agreement contained herein is qualified in its entirety by reference to the complete text of the Sales Agency Agreement, a copy of which is filed as an exhibit hereto and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.
Item 5 of the prior Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) – (b)

The aggregate percentage of Common Stock reported owned by each person named herein is based upon 22,981,442 shares of Common Stock outstanding as of June 8, 2021, based on information received from the Issuer.

As of the filing date of this report, (i) PWIMF held 1,332,191 shares of Common Stock and, subject to the limitations described below, 11,423 shares of Series A Preferred Stock, convertible into 5,155,946 shares of Common Stock, warrants to purchase up to 902,528 shares of Common Stock, and 330 shares of Series B Preferred stock, convertible into 113,304 shares of Common Stock; and (ii) PWPI held 141,027 shares of Common Stock and, subject to the limitations described below, 1,219 shares of Series A Preferred Stock, convertible into 550,214 shares of Common Stock, warrants to purchase up to 115,653 shares of Common Stock, and 34 shares of Series B Preferred stock, convertible into 11,673 shares of Common Stock. Each of the Series A Preferred Stock and Series B Preferred Stock contain a provision prohibiting conversion to the extent that the holder, together with its affiliates, would beneficially own in excess of 9.9% of the number of shares of Common Stock outstanding immediately after giving effect to such conversion. The warrants expire on June 14, 2027 and contain a provision prohibiting exercise to the extent that the holder, together with its affiliates, would beneficially own in excess of 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to such exercise.

As a result of the foregoing, PWAM and Mr. Park may be deemed to beneficially own 2,388,475 shares of Common Stock for an aggregate beneficial ownership percentage of approximately 9.9% of the shares of Common Stock deemed issued and outstanding as of the filing date of this report; and PWIMF may be deemed to beneficially own 2,388,475 shares of Common Stock for an aggregate beneficial ownership percentage of approximately 9.9% of the shares of Common Stock deemed issued and outstanding as of the filing date of this report.

Each of Mr. Park and PWAM has shared power to vote or direct the vote of 2,388,475 shares of Common Stock deemed beneficially owned by each of Mr. Park and PWAM. Each of Mr. Park and PWAM has shared power to dispose or direct the disposition of 2,388,475 shares of Common Stock deemed beneficially owned by each of Mr. Park and PWAM.

PWIMF has shared power to vote or direct the vote of 2,388,475 shares of Common Stock deemed beneficially owned by PWIMF. PWIMF has shared power to dispose or direct the disposition of 2,388,475 shares of Common Stock deemed beneficially owned by PWIMF.

(c)

There have not been any transactions in Common Stock effected by the Reporting Persons since the filing date of the most recent amendment to this Schedule 13D, except as set forth elsewhere in this Schedule 13D.

(d)	Not applicable.
(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the prior Schedule 13D is amended and supplemented by adding the information below:

The information in Item 4 regarding the Sales Agency Agreement is incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits.
Item 7 is amended by adding the following exhibits to the end thereof:
H.	Sales Agency Agreement, dated June 7, 2021, between the PW Funds and the Sales Agent.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 11, 2021
(Date)

PARK WEST ASSET MANAGEMENT LLC
By:	/s/ Grace Jimenez
Name: Grace Jimenez
Title: Chief Financial Officer

PARK WEST INVESTORS MASTER FUND, LIMITED

By:	Park West Asset Management LLC, its Investment Manager

By:	/s/ Grace Jimenez
Name: Grace Jimenez
Title: Chief Financial Officer

/s/ Peter S. Park
Peter S. Park

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).